February 25, 2019

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 Boulevard Charles de Gaulle
92700 Colombes, France

       Re: Sequans Communications S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 12, 2018
           File No. 001-35135

Dear Ms. Choate:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery